Beyond Air, Inc.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beyond Air, Inc.
Registration Statement on Form S-3
Filed August 20, 2024
File No. 333-281667
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Beyond Air, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on August 30, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642.

Beyond air, inc.

By:	/s/ Douglas Larson
Name:	Douglas Larson
Title:	Chief Financial Officer